Exhibit 99.170

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Digihost Technology Inc. (formerly HashChain Technology Inc.)

18 King Street East, Suite 902

Toronto, ON M5C 1C4

Item 2	Date of Material Change

October 28, 2021

Item 3	News Release

The press release attached as Schedule “A” was released on October 28, 2021.

Item 4	Summary of Material Change

The material change is described in the press release attached as Schedule “A”.

Item 5	Full Description of Material Change

The material change is described in the press release attached as Schedule “A”.

Item 6	Reliance of subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

Inquires in respect of the material change referred to herein may be made to:

Michel Amar, Chief Executive Officer

T: 1-818-280-9758

E: michel@digihostblockchain.com

Item 9	Date of Report

October 28, 2021

SCHEDULE “A”

DIGIHOST ANNOUNCES OVER 6,000 M30 BITCOIN MINERS RECEIVED OR IN TRANSIT SINCE MID-OCTOBER

Toronto, ON – October 28, 2021 – Digihost Technology Inc. (“Digihost” or the “Company”) (TSXV: DGHI; OTCQB: HSSHF), an innovative North American-based Bitcoin self-mining company, is pleased to announce that the Company has received 1,040 new, technologically advanced, high-performance M30 Bitcoin (“BTC”) miners (the “Miners”) anticipated to be online and fully operational by the end of next week. These new Miners are in addition to the 1,952 M30 miners received in mid-October (please refer to the Company’s October 13, 2021 press release).

Additionally, Digihost is pleased to announce that 3,040 M30 miners are currently in transit to the Company’s data center. Once received and fully operational, Digihost will have added approximately 6,000 new M30 miners since mid-October. The Company’s current hashrate of approximately 300PH, which includes the 1,952 M30 miners and the removal of old, less efficient miners, is expected to increase to approximately 500PH by the middle of November, representing an approximate increase of 150% since September of 2021.

Michel Amar, the Company’s CEO, stated: “With 2,992 new generation miners having arrived at our facility in the last two weeks and with 3,040 more M30s currently en route, the Company is significantly scaling up its operational capabilities and placing a greater hashrate online. As further deliveries of high efficiency miners arrive at our data center, the Company will build upon the momentum of last quarter’s mining results and continue to execute on our multiyear growth strategy as we head into 2022.”

About Digihost Technology Inc.

Digihost is a growth-oriented blockchain technology company primarily focused on Bitcoin mining. The Company is currently hashing at a rate of 300PH with plans to expand to a hashrate of 3.6 EH by the end of 2022.

For further information, please contact:

Digihost Technology Inc.

www.digihost.ca

Michel Amar, Chief Executive Officer

T: 1-818-280-9758

Email: michel@digihostblockchain.com

Cautionary Statement

Trading in the securities of the Company should be considered highly speculative. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

Except for the statements of historical fact, this news release contains “forward-looking information” and “forward-looking statements” (collectively, “forward-looking information”) that are based on expectations, estimates and projections as at the date of this news release. Forward-looking information in this news release includes information about the proposed consolidation, expectations in respect to listing and trading on Nasdaq and future plans and objectives of the Company. Other forward-looking information includes, but is not limited to, information concerning: hashrate expansion, diversification of operations, potential further improvements to profitability and efficiency across mining operations, potential for the Company’s long-term growth, and the business goals of the Company Factors that could cause actual results, performance or achievements to differ materially from those described in such forward-looking information include, but are not limited to: completion of the proposed consolidation; continued effects of the COVID19 pandemic may have a material adverse effect on the Company’s performance as supply chains are disrupted and prevent the Company from operating its assets; a decrease in cryptocurrency pricing, volume of transaction activity or generally, the profitability of cryptocurrency mining; further improvements to profitability and efficiency may not be realized; the digital currency market; the Company’s ability to successfully mine digital currency on the cloud; the Company may not be able to profitably liquidate its current digital currency inventory, or at all; a decline in digital currency prices may have a significant negative impact on the Company’s operations; the volatility of digital currency prices; and other related risks as more fully set out in the Annual Information Form of the Company and other documents disclosed under the Company’s filings at www.sedar.com. The forward-looking information in this news release reflects the current expectations, assumptions and/or beliefs of the Company based on information currently available to the Company. In connection with the forward-looking information contained in this news release, the Company has made assumptions about: the current profitability in mining cryptocurrency (including pricing and volume of current transaction activity); profitable use of the Company’s assets going forward; the Company’s ability to profitably liquidate its digital currency inventory as required; historical prices of digital currencies and the ability of the Company to mine digital currencies on the cloud will be consistent with historical prices; and there will be no regulation or law that will prevent the Company from operating its business. The Company has also assumed that no significant events occur outside of the Company's normal course of business. Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to the inherent uncertainty therein.

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